

March 8, 2012

Via E-mail
Saul Backal
Chief Executive Officer
Meganet Corporation
2510 E. Sunset Rd. Unit 5-777
Las Vegas, NV 89120

> **Re:** **Meganet Corporation**
> **Amendment No. 3 to Form S-1**
> **Filed March 2, 2012**
> **File No. 333-176256**

Dear Mr. Backal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1.   We note your disclosure in the last paragraph of page 13 regarding having more than $10,000,000 of potential product sales in the product pipeline. We note you provided similar disclosure in Amendment No. 2 filed on November 10, 2011. With a view towards revised disclosure, please advise whether the estimates, management's expectations of potential product sales producing revenue, and the confirmed sales to two third world countries are still accurate. Please update this disclosure as necessary.

Liquidity, page 14

2.   We note your disclosure on page 35 that your president advanced the company cash in the amount of $113,174. Please present this disclosure in this Liquidity section. Please

also advise whether this amount was an advance or payment for stock. Based on page 32 it appears the president was issued stock in exchange for cash.

Selling Stockholders, page 23

3.   We note SPI International Inc. is listed as a selling stockholder but it is also noted that "payment [is] due." Please advise.

You may contact Claire Delabar, Staff Accountant, at 202-551-3349 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gary R. Henrie, Esq.